09042711

BB 1/13/10 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF Securities (USA) Corp.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200
(No. and Street)

Toronto	Province of Ontario, Canada	M5X 1J9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/14

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBF Securities (USA) Corp., as of October 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice-President and Chief Financial Officer

Title

COMMISSAIRE À L'ASSERMENTATION
Hélène Giroux
135,005
POUR LES DISTRICTS JUDICIAIRES DU QUÉBEC ET POUR L'EXTÉRIEUR

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

Balance sheet as at October 31, 2009 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934* as a public document.

NBF SECURITIES (USA) CORP.
Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying balance sheet of NBF Securities (USA) Corp. (the "Company") as of October 31, 2009, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP[1]

December 18, 2009

[1] Chartered accountant auditor permit No. 8845

NBF SECURITIES (USA) CORP.

Balance Sheet

As of October 31, 2009
(in U.S. dollars)

	$
Assets	
Cash and cash equivalents	**9 177 912**
Cash deposit with clearing broker	**100 000**
Available-for-sale securities	**5 418**
Amounts receivable from clients (Note 3)	**1 152**
Amounts receivable from a related party (Note 4)	**31 573 444**
Income taxes receivable	**576 344**
Deferred income taxes (Note 6)	**41 528**
Other assets	**36 727**
	41 512 525
Liabilities	
Amounts payable to clients (Note 3)	**35**
Amounts payable to brokers and dealers (Notes 3 and 4)	**1 118**
Amounts payable to a related party (Note 4)	**3 026 650**
Amounts payable - other	**1 100 641**
	4 128 444
Stockholders' equity	
Class A preferred shares (Note 7)	**634**
Class B preferred shares (Note 7)	**12 405 823**
Common capital stock (Note 7)	**160 464**
Additional paid-in capital	**9 682 366**
Retained earnings	**15 140 831**
Accumulated other comprehensive loss, net of income taxes	**(6 037)**
	37 384 081
	41 512 525

See notes to the balance sheet

(in U.S. dollars)

1. Description of Business

NBF Securities (USA) Corp. (the "Company") was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company, a subsidiary of National Bank of Canada Financial Inc. ("NBCFI"), is a registered broker-dealer under the *Securities Exchange Act of 1934* and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in agency transactions on Canadian stock markets with US and European institutional clients.

2. Significant Accounting Policies

New Accounting Pronouncements

Statement of Financial Accounting Standards (SFAS) No. 168 – The Financial Accounting Standards Board (FASB) Accounting Standards Codification and the Hierarchy of GAAP was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the FASB Accounting Standards Codification (ASC or the "Codification") as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. New accounting standards will be issued as Accounting Standards Updates which will serve to update the Codification. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position, results of operations, or cash flows. This standard is part of ASC 105 – GAAP.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities of which SFAS is now a sub-topic within ASC 815. This Statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. ASC 815 does not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of ASC 815 on its financial statements.

ASC 855, Subsequent Events (formerly SFAS No. 165), was issued in May 2009, effective for interim and annual periods ending after June 15, 2009 and extends disclosure requirements of subsequent events to include the date through which subsequent events have been evaluated for adjustment to or disclosure in financial statements and the basis for that date. The date to be used will represent either the date the financial statements were issued "or the date such financial statements were available to be issued." ASC 855 defines issued "as the date when financial statements are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with the Codification" and defines available to be issued "as financial statements that are complete in a form and format that complies with the Codification and all approvals necessary for issuance have been obtained". The Company is required to evaluate subsequent events through the date its financial statements are issued. Adoption of ASC 855 did not have a material effect on the Company's financial statements.

(in U.S. dollars)

2. Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

ASC 860, Transfers and Servicing, incorporates former SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB No. 140, which was issued in June 2009 and will be effective for interim and annual periods beginning after January 1, 2010. These pending provisions of ASC 860 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. The concept of a qualifying special-purpose entity ("SPE") is eliminated under these pending provisions of ASC 860, which also changes the requirements for derecognizing financial assets and requires additional disclosures. Management is assessing the potential impact of adopting these pending provisions of ASC 860 on the Company's financial statements.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), codified primarily in ASC 820. ASU 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance (October 1, 2009 for the Company), and adoption is not expected to have a significant impact on the Company's financial statements.

Basis of Accounting

Customer securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the financial statements, except for the preferred capital stock, which is described in Note 7.

Available-for-Sale Securities

Available-for-sale securities have been recognized at fair value. Unrealized gains and losses related to available-for-sale securities are recognized, net of income taxes, in Accumulated Other Comprehensive Income (Loss). Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Company takes into account the duration and the materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Company's ability and intent to hold the investment until it recovers its fair value. For available for sale securities, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in Other Comprehensive Income is reclassified to Other Revenues in the Statement of Earnings.

2. Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (which incorporates formerly SFAS No. 109 and FIN No. 48). "Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the financial statements, prescribing a "more likely than not" threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the balance sheet and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Amounts Receivable From or Payable to Clients and Brokers and Dealers Accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in U.S. dollars)

4. Related Party Transactions

(a) Included in the amounts payable to brokers and dealers is a balance of $1,118 payable to NBFI.

(b) The Company is subject to an operating agreement with NBFI. As of October 31, 2009, the Company had amounts receivable of $31,573,444 from NBFI.

(c) As at October 31, 2009, the Company had amounts payable of $3,026,650 to NBCFI.

(d) In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

The above transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2009, the Company had net capital, as defined, of $3,116,992, which was $2,866,992 in excess of its minimum net capital of $250,000.

6. Income Taxes

As at October 31, 2009, the Company has recorded $41,528 of net deferred tax assets.

The Company implemented ASC 740, Income Taxes (Which incorporate formally FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

As at October 31, 2009, the balance of the Company's UTBs was nil.

(in U.S. dollars)

7. Capital Stock

Authorized capital stock:

100,000,000 common shares without nominal or par value.

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid.

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid.

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid.

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid.

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid.

(in U.S. dollars)

7. Capital Stock (Continued)

	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	**634**
1,000 Class B preferred shares	**12,405,823**
	12,406,457
Common capital stock	
25,010,000 Common shares	**160,464**
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$14,134,490 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$18,005,673 (CDN$19,446,127).

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements of NBF Securities (USA) Corp. (the "Company") as of and for the year ended October 31, 2009 (on which we issued our report dated December 18, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP[1]

December 18, 2009

[1] Chartered accountant auditor permit No. 8845